Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Broadcom Corporation:

We consent to the use of our reports dated January 29, 2015, with respect to the consolidated balance sheets of Broadcom Corporation and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts” in this joint proxy statement/prospectus.

/s/ KPMG LLP

Irvine, California

September 24, 2015